Exhibit 99.1

BIT Mining Limited Announces Results of Annual General Meeting

AKRON, Ohio, January 8, 2025 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced the results of its annual general meeting of shareholders (the “AGM”) held on January 7, 2025.

At the AGM, the shareholders of the Company passed the resolution increasing the authorised share capital of the Company to US$440,000 divided into 8,399,935,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 6,800,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company with operations in cryptocurrency mining, data center operation and mining machine manufacturing. The Company is strategically creating long-term value across the industry with its cryptocurrency ecosystem. Anchored by its cost-efficient data centers that strengthen its profitability with steady cash flow, the Company also conducts self-mining operations that enhance its marketplace resilience by leveraging self-developed and purchased mining machines to seamlessly adapt to dynamic cryptocurrency pricing. The Company also owns 7-nanometer BTC chips and has strong capabilities in the development of LTC/DOGE miners and ETC miners.

For more information:

BIT Mining Limited

ir@btcm.group

Ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com